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February 4, 2009

VIA EDGAR

Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Variable Separate Account
      AIG SunAmerica Life Assurance Company
      Polaris Platinum III Variable Annuity
      Form 485A, File Nos. 333-137867 and 811-03859
      SEC Accession No. 0000950148-08-000434
      EDGAR Submission Type RW Withdrawal Request
      Withdrawal of Registration Statement Pursuant to Rule 477 of the 1933 Act


Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Variable Separate Account ("the Registrant"), a separate account of AIG SunAmerica Life Assurance Company, hereby requests the withdrawal of Registrant's 485A registration statement on Form N-4, File Nos. 333-137867 and 811-03859, (the "Registration Statement") filed with the Securities and Exchange Commission on November 26, 2008.

The Registration Statement has not been declared effective or become automatically effective. The Registrant has determined not to proceed with the registration and sale of the Polaris Platinum III securities covered by the Registration Statement and no securities were sold in connection with the offering. Accordingly, we request that the Commission grant an order for the withdrawal of the 485A Registration Statement and declare the withdrawal effective upon filing.


Sincerely,

/s/ MANDA GHAFERI

Manda Ghaferi
Assistant General Counsel